ECARX Terminates US$100 Million of Convertible Note Optionality to Reduce Potential Dilution and Optimize Capital Structure
London, October 15, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a leading global automotive intelligence business, today announced that it has entered into an agreement with a U.S. based institutional investor (the “Investor”) to terminate the Investor’s right to purchase up to US$100 million of additional convertible notes under the securities purchase agreement dated October 30, 2025 (the “Securities Purchase Agreement”).
Under the Securities Purchase Agreement, the Company agreed to issue and sell to the Investor, in one or more registered direct offerings, convertible notes for up to an aggregate principal amount of US$150 million. The Company issued an initial note in the principal amount of US$50 million in October 2025 and, subject to the filing of one or more additional prospectus supplements and the satisfaction of certain other conditions, the Investor had the right to elect to purchase up to US$100 million of additional notes.
Pursuant to the agreement entered into on October 12, 2026 (the “Waiver Agreement”), the Investor has irrevocably agreed to terminate and waive its right to elect to purchase any remaining additional notes and no further notes will be issued under the Securities Purchase Agreement. In consideration, the Company has agreed to pay the Investor a one-time cash fee of US$10 million on or before October 26, 2026.
The termination removes the potential issuance of additional shares under new notes that have the option to be amortized at prices linked to the Company’s prevailing share price. It also simplifies the Company’s capital structure. ECARX’s long-term global growth roadmap is supported by its 2025 convertible notes program, which was upsized to a maximum of US$130 million in July 2026, carries an initial conversion price of US$2.62 and matures in 2028, together with its bank facilities.

Dylan Jeng, Chief Financial Officer of ECARX, commented,
“Terminating the remaining capacity under this facility is a strategic decision to limit further dilution for our shareholders. With funding secured from our institutional noteholders and banking partners, we believe this one-time cost is in the long-term interest of our shareholders and gives us a simpler and clearer capital structure to drive our long-term global growth roadmap.”

Further details of the Waiver Agreement are available in the Form 6-K that the Company will file with the U.S. Securities and Exchange Commission.

About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.
As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX's proven technology is deployed across over 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.
Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 15 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com